

November 1, 2013

Via E-mail
Warren T. Lazarow, Esq.
O'Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025-7019

> **Re:** **Symmetricom, Inc.**
> **Schedule TO-T**
> **Filed October 28, 2013 by Pett Acquisition Corp. and Microsemi**
>   **Corporation**
> **File No. 005-18401**

Dear Mr. Lazarow:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidders' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

Will the tender offer be followed by a merger…, page 7

1.   Please revise the answer to the above-referenced question to state that if the bidder acquires enough shares in the tender offer to complete the merger under either Section 251(h) or Section 253 of the DGCL, as presently contemplated, the merger will take place without a vote or any further action by shareholders.

Appraisal Rights. Page 49

2.   Here or where appropriate in the Offer to Purchase, please provide more specifics about the exercise of appraisal rights in connection with the merger, including when

shareholders will be provided the statutory notice and how much time shareholders have to perfect their rights.

15. Conditions of the Offer. Page 51

3.   Revise the disclosure to include a definition of "Burdensome Action."

18. Miscellaneous. Page 55

4.   Refer to the following sentence on page 55: "The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1). If the bidder is attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions